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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                                AMENDMENT NO. 7

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Hugoton Energy Corporation
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                                (Name of Issuer)


                        Common Stock (without par value)
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                         (Title of Class of Securities)


                                     444-613
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                                 (CUSIP Number)



                             Thomas R. Denison, Esq.
                           GIBSON, DUNN & CRUTCHER LLP
                       1801 California Street, Suite 4100
                             Denver, Colorado 80202
                                 (303) 298-5700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this

Statement because of Rule 13d-1(b)(3) or (4), check the following box:  / /

Check the following box if a fee is being paid with the statement:  / /




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CUSIP No.  444-613              SCHEDULE 13D/A
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Reserve Corporation
         I.R.S. No.: 06-1210123
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) / /
                                                                        (B) /X/

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         00

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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                    7          SOLE VOTING POWER
                               0
      NUMBER OF   -------------------------------------------------------------
       SHARES       8          SHARED VOTING POWER
     BENEFICIALLY              1,293,441
       OWNED BY   -------------------------------------------------------------
         EACH       9          SOLE DISPOSITIVE POWER
      REPORTING                0
        PERSON    -------------------------------------------------------------
         WITH      10          SHARED DISPOSITIVE POWER
                               1,293,441
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,293,441
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    /X/
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                6.56%
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14       TYPE OF REPORTING PERSON*
                CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") relates to shares of the common stock, no par value ("Common Stock"), of Hugoton Energy Corporation, a Kansas corporation (the "Company") and amends the Amendment No. 6 to Schedule 13D, filed on July 7, 1997, which amended prior filings filed on June 18, 1997, April 21, 1997, February 26, 1997, January 28, 1997, and the
original filing on September 7, 1995 (the original filing being referred to herein as the "1995 Filing"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 1995 Filing.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following paragraph:

         As described in item 6 below, each of AmGO, AmGO II, and Fund V entered into an Agreement and Limited Irrevocable Proxy on November 12, 1997 (the "Proxies") with Chesapeake Energy Corporation ("Chesapeake"). AmGO, AmGO II, and Fund V entered into the Proxies as a condition to Chesapeake entering into a Merger Agreement with the Company (the "Merger Agreement").

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

         Item 6 is hereby amended by adding the following:

         On November 12, 1997, AmGO, AmGO II, and Fund V entered into the Proxies. The Proxies, among other things, grant Chesapeake the right to vote in favor of the Merger Agreement all shares held on the record date for any meeting of Hugoton stockholders by AmGO, AmGO II, and Fund V. A copy of a form of the Proxies is attached hereto as Exhibit L.

ITEM 7.  EXHIBITS

         Exhibit L     Form of Agreement and Limited Irrevocable Proxy dated
                       November 12, 1997



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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to the statement of Schedule 13D is true, complete and correct.

Dated:  November 13, 1997

                                   First Reserve Corporation



                                   /s/ Elizabeth Foley
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                                   Name:    Elizabeth Foley
                                   Title:   Managing Director



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                                 EXHIBIT INDEX



Exhibit L     Form of Agreement and Limited Irrevocable Proxy dated
              November 12, 1997